

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2010

Kenneth A Hasija
President
Davenport Theatrical Enterprises, Inc.
250 West 49th Street
Suite #301
New York, NY 10019

> **Re: The Godspell LLC**
> **Amendment No. 5 to Offering Statement on Form 1-A**
> **Filed June 21, 2010**
> **File No. 024-10261**

Dear Mr. Hasija:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Circular

Cover Page

1.   We do not understand the second paragraph. Please revise accordingly.

Offering Circular Summary

2.   We note the offering period states that the offering will close upon the earlier of three criteria, one of which is nine months from the date of the offering circular, "unless such date is extended by amendment." Please revise each reference in the offering circular to clearly state that in no instance will the offering be extended beyond eighteen months, as stated on the cover page.

Management's Discussion and Analysis, page 28

3.   Please revise the disclosure in the first full paragraph on page 29 to indicate that you do not have a trust agreement or trustee in place. We direct your attention to comment seven from our letter dated May 28, 2010.

4.   Please provide the basis for your calculation of recoupment of production costs in the table on page 33.

Tax Considerations, page 53

5.   Please revise the disclosure in this section to clearly state the opinion of counsel, and naming counsel. For instance, "it is the opinion of counsel, Preti Flaherty Beliveau & Pachios LLP, that …."

6.   The tax opinion filed as exhibit 11.2 states as an assumption that the company "intends to comply with the procedures and requirements set forth in the Offering Statement under the heading Tax Considerations. Please clarify the procedures and requirements that you are referring to. We may have further comment.

Exhibit 6.1

7.   We note that the Rider A refers to Section 22.04 taking the place of sections 1.03, 2.01, 2.02, 2.03, 2.04, 6.01 and 6.02. To the extent this rider is amending a prior agreement, please file the prior agreement as an exhibit. To the extent this rider is not amending a prior agreement, please explain the reference to these sections, as they are not located in the production agreement filed with the Form 1-A.

        You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Pamela Howell at (202) 551-3357 with any other questions.

                                                Sincerely,

                                                John Reynolds
                                                Assistant Director

cc: Heather Reid
        Fax: (212) 308-0642